pSivida Corp.

400 Pleasant Street

Watertown, MA 02472

January 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Jay Mumford

Re:	pSivida Corp.
Registration Statements on Form S-3 (File Nos. 333- 163347 and 333-163349)

Dear Ms. Breslin and Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, pSivida Corp. (the “Company”) hereby requests that the effective date for the registration statements referred to above (the “Registration Statements”) be accelerated so that they will be declared effective by 4:00 p.m. Eastern Time on Wednesday, January 6, 2010 or as soon as possible thereafter.

The Company hereby acknowledges

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Mary Weber of Ropes & Gray LLP, counsel to the Company, at (617) 951-7391, as soon as the Registration Statements have been declared effective.

Very truly yours,

PSIVIDA CORP.

By:	/s/ Lori Freedman
	Name:	Lori Freedman
	Title:	Vice President of Corporate Affairs and General Counsel